Contact

www.linkedin.com/in/paul-vincent-woodward (LinkedIn)

Top Skills

Capital Raising
Recruiting
Sales

Paul Woodward

Co-Founder at Dwell Bot, Inc.
Tallahassee, Florida, United States

Experience

Dwell Bot, Inc.

Co-Founder
February 2024 - Present (1 year 5 months)

Dwell Bot is building the software and services to deliver end-to-end Robotics-as-a-Service. Initially we are focused on applying this technology to deploy robotic housekeepers at scale.

Cassini Capital Management, LLC

Co-Founder
July 2012 - Present (13 years)

Cassini provides investment advisory services to HNW individuals and their families.

Ology Brewing Co.

Co-Founder & Board Member
2017 - Present (8 years)
Tallahassee & Tampa, Florida

Currently as a board member I provide Ology's executives with strategic guidance and honest feedback towards achieving their long-term mission of delivering the best craft beverage experience possible through superior products.

Previously as co-founder of Ology Brewing & Distilling I raised all of the capital required to build the business over several equity and debt financing rounds while helping set the strategic vision for the company. I have worked on everything from construction and manufacturing design, to negotiating distribution contracts with major distributors and national retail chains, to helping initially to lead sales and marketing, to recruiting and hiring some of Ology's most impactful employees.

Gym Force Gymnastics

Junior Olympic Boy's Team Coach
August 2009 - January 2015 (5 years 6 months)

Junior Olympic Boy's Team Coach at Gym Force Gymnastics focused on the mental and physical preparation required for a gymnast to preform at their highest possible level. Specifically focused on Pommel Horse, arguably the hardest event in competitive men's gymnastics.

Education

University of Michigan

Bachelor of Arts (B.A.), Economics · (2004 - 2009)